UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Zivo Bioscience, Inc.

(Name of Issuer)

Common stock, $0.001 par value

(Title of Class of Securities)

98978N 101

(CUSIP Number)

Christopher D. Maggiore

4788 Nobles Pond Dr. NW, Canton, OH 44718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 98978N 101		Page 2 of 4 Pages

1.		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Christopher D. Maggiore

2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

3.		SEC USE ONLY

4.		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 26,055,831 shares

	6.	SHARED VOTING POWER 20,019,119 shares

	7.	SOLE DISPOSITIVE POWER 26,055,831 shares

	8.	SHARED DISPOSITIVE POWER 20,019,119 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,074,950

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.2%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 98978N 101

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.001 par value (the “Common Stock”), of Zivo Bioscience, Inc., a Nevada corporation (the “Company” or the “Issuer”). The Company’s principal executive offices are located at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302.

Item 2. Identity and Background

(a), (b), (c) and (f). This Statement is being filed by Christopher Maggiore, 4788 Nobles Pond Dr. NW, Canton, OH 44718. Christopher Maggiore is a citizen of the United States.

(d) and (e). During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

As of the date hereof, Christopher Maggiore may be deemed to beneficially own 46,074,950 shares in the aggregate. 11,222,497 shares of common stock are issuable upon conversion of certain promissory notes (including accrued interest) which Mr. Maggiore has as his participation in a HEP Investments LLC loan to the Company pursuant to the terms of that certain Loan Agreement, dated December 2, 2011, as amended and restated, between HEP Investments and the Company, party participants (the “Loan”). Additionally, 700,000 shares are issuable upon the exercise of warrants issued to HEP Investments by the Company in connection with the Loan.

The Loan from HEP Investments was made by using its working capital, which working capital was funded partly by resources supplied from third party participants, and was made along with concurrent advances made by third party participants directly to the Company.

Item 4. Purpose of Transaction

Except as set forth above, the Reporting Person has not presented any plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those enumerated above.

The Reporting Person acquired the Common Stock of the Issuer reported herein for investment purposes. The Reporting Person does not currently have any plans or proposals that relate to or would result in any of the items listed in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)For purposes of Rule 13d-3 promulgated under the Exchange Act, the Reporting Person may be deemed to beneficially own 46,074,950 shares of the Common Stock, representing 25.2% of the Issuer’s outstanding Common Stock, based on 164,824,193 shares of Common Stock of the Issuer outstanding as of September 17, 2018.

(b)By virtue of the relationships described in Item 3 above, Mr. Maggiore may be deemed to have shared voting and shared dispositive power with respect to 20,019,119 shares of the Common Stock. Such shared voting and shared dispositive power is shared with HEP Investments, LLC and estate of the Robert S. McLain Estate of which Mr. Maggiore is the controlling trustee. HEP Investments, LLC is a Michigan limited liability company and has its principal place of business at 2804 Orchard Lake Rd., Suite 202, Keego Harbor, MI 48302. During the last five years, HEP Investments, LLC has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)During the past 60 days, the Reporting Person has not affected any transactions relating to the shares of Common Stock.

(d)To the knowledge of the Reporting Person, other than as described in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock owned by it.

(e)Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the Reporting Person’s relationship as a director of the Company, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2018Christopher Maggiore

By: /s/ Christopher Maggiore

Name: Christopher Maggiore

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).